SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press release dated May 9, 2008 regarding the filing of the 2007 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission of the Registrant.

1.2	Press release dated May 30, 2008 regarding the change of Chief Financial Officer of the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Hutchison Telecom filed its 2007 Annual Report on Form 20-F with the

US Securities and Exchange Commission

Hong Kong, 9 May 2008 - Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX) today filed its 2007 annual report on Form 20-F with the US Securities and Exchange Commission.

The report is now available at www.htil.com/eng/ir/secfilings.htm. Holders of American Depositary Shares of the Company may receive a hard copy of the complete audited financial statements free of charge on request, within a reasonable time period. Please forward your request to www.htil.com/eng/ir/ircontact.php.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunication services in Macau, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

Hutchison Telecom announces change of Chief Financial Officer

HONG KONG, 30 May 2008 - Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX; “Hutchison Telecom”) today announced that Mr Tim Pennington has given notice of his resignation as Chief Financial Officer and will step down at the end of August to return to the UK.

We are pleased to also announce that Mr Chris Foll will succeed Mr Pennington as the Chief Financial Officer. Chris was the Chief Financial Officer for the Hutchison Essar India operations for seven years until taking over the Chief Operating Officer position in our Vietnam operations last September.

Mr Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “Tim has decided to return to the UK after more than four years, during which he made a major contribution to Hutchison Telecom’s success. We thank him for the excellent financial leadership he provided and for his valuable contribution to our management team. We wish him success in his future endeavours.”

- End -

For enquiries, please contact:

Mickey Shiu

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunication services in Macau, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com .

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.